Exhibit 99.1

PERDIGÃO S.A.

A Publicly Held Company

CNPJ/MF nr. 01,838,723/0001-27

ANNOUNCEMENT OF A RELEVANT FACT

Pursuant to Paragraph 4 of Article 157 of Law 6,404/76, and according to the provisions of Article 2 of CVM Instruction 358/02, Perdigão S.A. (“Perdigão” or the “Company”), wishes to announce that:

1.                                      On July 17 2006, Sadia S.A. (“Offeror”) published a “Notice of Tender Offer for Acquisition of Shares Issued by Perdigão S.A.”, the purpose being to acquire at least of 50% plus 1 of the shares of the Company, up to all of the said shares, pursuant to articles 37 and 38 of Perdigão’s Bylaws (“Company Bylaws”).

2.                                     Article 37 of the Company’s Bylaws states that “Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Company shall, within not more than thirty (30) days from the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Company, register or, if the case may be, apply for the registration of a Public Offering with respect to all shares of the capital stock of the Company, subject to applicable CVM regulations, the rules of BOVESPA and the provisions of this Article.”

3.                                      Hence, the event for which Article 37 of the Company’s Bylaws gives as a condition for the said article’s application is the ownership of shares representing at least 20% of the total shares issued by the Company, this condition not being satisfied by the Offeror.

4.                                      In the light of this, the Company’s management informs that it will not be convening a General Shareholders’ Meeting for the purpose of appointing a financial institution for preparing a valuation report pursuant to articles 37 and 43 of the Company’s Bylaws.

5.                                      The Company further informs that it has received written manifestations rejecting the tender offer on the part of shareholders jointly representing more than 55% of the social capital.

São Paulo, July 18 2006.

Wang Wei Chang

Chief Financial Officer